SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

PIA VARIABLE LIFE ACCOUNT I

(Name)

600 Dresher Road

Horsham, Pennsylvania 19044

800-523-0650

(Address and Telephone Number of Principal Office)

Victoria Robinson

Senior Vice President, Chief Ethics and Compliance Officer

The Penn Insurance and Annuity Company

600 Dresher Road

Horsham, Pennsylvania 19044

(Name and Address of Agent for Service of Process)

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A.

☒    Yes             ☐    No

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Huntingdon and state of Pennsylvania on the 10th day of March, 2021.

PIA Variable Life Account I
By The Penn Insurance and Annuity Company

By:	/s/ David Raszeja
Name:	David Raszeja
Title:	Director, Senior Vice President, and Chief
Financial Officer

Attest:	/s/ Clayton S. Donnell
Name	Clayton S. Donnell
Title	Paralegal